As filed with the Securities and Exchange Commission on May 18, 2020

Securities Act Registration No. 333-235514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

Goldman Sachs Real Estate Diversified Income Fund

(Exact name of Registrant as specified in Charter)

200 West Street

New York, New York 10282

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code: 212-902-1000

Caroline L. Kraus, Esq.

Goldman Sachs Asset Management, L.P.

200 West Street

New York, New York 10282

COPIES TO:

Stephen H. Bier, Esq.

William J. Bielefeld, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”).

EXPLANATORY NOTE

This Post-Effective Amendment is being filed solely to file an opinion of counsel as to tax matters in connection with the reorganization of Resource Real Estate Diversified Income Fund with and into the Registrant, as required by Item 16(12) of Form N-14.

Parts A and B are incorporated herein by reference to the definitive Combined Proxy Statement/Prospectus and the definitive Statement of Additional Information filed pursuant to Rule 497 under the Securities Act on March 9, 2020 (Accession No. 0001193125-20-066959).

PART C

OTHER INFORMATION

Part C of this Registration Statement should be read in conjunction with Parts A and B. Capitalized terms used in this Part C and not otherwise defined have the meanings given them in Parts A and B of this Registration Statement.

ITEM 15.	INDEMNIFICATION

Section 7.5 of Article VII of the Declaration of Trust of Goldman Sachs Real Estate Diversified Income Fund, a Delaware statutory trust, provides for indemnification of the Trustees, officers and agents of the Trust, subject to certain limitations. The Declaration of Trust is incorporated by reference to Exhibit (1)(b).

The Investment Management Agreement provides that the Investment Adviser will not be liable for or any error of judgment or mistake of law or for any loss suffered by the Fund, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Adviser or from reckless disregard by the Investment Adviser of its obligations or duties under the Investment Management Agreement. The Investment Management Agreement is incorporated by reference as Exhibit (6) to the Registrant’s Registration Statement.

Section 9 of the Principal Underwriting Agreement between the Registrant and Goldman Sachs & Co. LLC provides that the Registrant will indemnify Goldman Sachs  & Co. LLC against certain liabilities. The Principal Underwriting Agreement is incorporated by reference as Exhibit (7)(a) to the Registrant’s Registration Statement.

Fund and trustees and officers liability policies purchased jointly by the Registrant, Goldman Sachs Credit Income Fund, Goldman Sachs ETF Trust, Goldman Sachs MLP Income Opportunities Fund and Goldman Sachs MLP and Energy Renaissance Fund insure such persons and their respective trustees, partners, officers and employees, subject to the policies’ coverage limits and exclusions and varying deductibles, against loss resulting from claims by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 16.	EXHIBITS

Exhibits:

(1) (a)	Certificate of Trust dated December 2, 2019 (incorporated by reference from the Registrant’s initial registration statement, SEC File No. 333-235443, filed December 10, 2019).

(b)	Declaration of Trust dated December 2, 2019 (incorporated by reference from the Registrant’s initial registration statement, SEC File No. 333-235443, filed December 10, 2019).

(2)	By-laws dated December 2, 2019 (incorporated by reference from the Registrant’s initial registration statement, SEC File No. 333-235443, filed December 10, 2019).

(3)	Not Applicable.

(4)	Form of Agreement and Plan of Reorganization is included in Part A to the Registration Statement on Form N-14 (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14, SEC File No. 333-235514, filed February 19, 2020).

(5)	Reference is made to the Declaration of Trust (incorporated by reference to Exhibit 1(b) herein) and By-laws (incorporated by reference to Exhibit 1(b) herein).

(6)	Form of Investment Management Agreement between the Registrant and Goldman Sachs Asset Management, L.P. (incorporated by reference from the Registrant’s initial registration statement, SEC File No. 333-235443, filed December 10, 2019).

(7) (a)	Form of Principal Underwriting Agreement (incorporated by reference from the Registrant’s initial registration statement, SEC File No. 333-235443, filed December 10, 2019).

(b)	Form of Dealer Agreement (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed February 19, 2020).

(8)	Not Applicable.

(9) (a)	Custody Agreement dated April 5, 2011 between Goldman Sachs Trust, Goldman Sachs Variable Insurance Trust and The Bank of New York Mellon (incorporated by reference from Post-Effective Amendment No. 279 to Goldman Sachs Trust’s registration statement, SEC File No. 33-17619, filed April 28, 2011).

(b)	Custody Services Addendum to Custody Agreement (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed February 19, 2020).

(10)	Form of Distribution and Service Plan (incorporated by reference from the Registrant’s initial registration statement, SEC File No. 333-235443, filed December 10, 2019).

(11)	Opinion and Consent of Dechert LLP (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14, SEC File No. 333-235514, filed February 19, 2020).

(12)	Opinion of Dechert LLP supporting the tax matters and consequences to shareholders discussed in the Combined Proxy Statement/Prospectus (filed herewith).

(13) (a)	Form of Transfer Agency and Service Agreement (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed February 19, 2020).

(b)	Fund Administration and Accounting Agreement dated April 5, 2011 between Goldman Sachs Trust, Goldman Sachs Variable Insurance Trust and The Bank of New York Mellon (incorporated by reference from Post-Effective Amendment No. 279 to the Goldman Sachs Trust’s registration statement, SEC File No. 33-17619, filed April 28, 2011).

(c)	Addendum to Fund Administration and Accounting Agreement (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed February 19, 2020).

(14) (a)	Consent of Independent Registered Public Accounting Firm (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14, SEC File No. 333-235514, filed February 19, 2020).

(b)	Consent of Independent Registered Public Accounting Firm (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14, SEC File No. 333-235514, filed February 19, 2020).

(15)	Not Applicable.

(16)	Powers of Attorney for James A. McNamara, Joseph F. DiMaria, Caroline Dorsa, Linda A. Lang, Michael Latham and Lawrence W. Stranghoener (incorporated by reference from the Registrant’s registration statement on Form N-14, SEC File No. 333-235514, filed December 16, 2019).

(17) (a)	Code of Ethics of Registrant (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed February 19, 2020).

(b)	Code of Ethics of Goldman Sachs Asset Management, L.P. (incorporated by reference from Post-Effective Amendment No. 227 to the Goldman Sachs ETF Trust’s registration statement, SEC File No. 333-200933, filed December 23, 2019).

(c)	Form of Proxy Card (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14, SEC File No. 333-235514, filed February 19, 2020).

(d)	Plan in Accordance with Rule 18f-3 as of December 2, 2019 (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed February 19, 2020).

ITEM 17.	UNDERTAKINGS

(1)	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Post-Effective Amendment No. 1 to its Registration Statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on this 18th day of May, 2020.

GOLDMAN SACHS REAL ESTATE
DIVERSIFIED INCOME FUND
(A Delaware statutory trust)

By:	/s/ Caroline L. Kraus
Caroline L. Kraus
Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to said Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name		Title	Date

[1]James A. McNamara		President (Chief Executive Officer) and Trustee	May 18, 2020
James A. McNamara

[1]Joseph F. DiMaria		Treasurer, Principal Financial Officer and Principal Accounting Officer	May 18, 2020
Joseph F. DiMaria

[1]Caroline Dorsa		Trustee	May 18, 2020
Caroline Dorsa

[1]Linda A. Lang		Trustee	May 18, 2020
Linda A. Lang

[1]Michael Latham		Trustee	May 18, 2020
Michael Latham

[1]Lawrence W. Stranghoener		Chairman and Trustee	May 18, 2020
Lawrence W. Stranghoener

By:	/s/ Caroline L. Kraus
Caroline L. Kraus,
Attorney-In-Fact

[1]	Pursuant to powers of attorney previously filed.

CERTIFICATE

The undersigned Secretary for Goldman Sachs Real Estate Diversified Income Fund (the “Fund”) hereby certifies that the Board of Trustees of the Fund duly adopted the following resolution at a meeting of the Board held on December 2, 2019.

RESOLVED, that Trustees and Officers of the Goldman Sachs Real Estate Diversified Income Fund and Goldman Sachs Credit Income Fund (the “Funds”) who may be required to sign the Funds’ Registration Statements on Form N-2 or Form N-14 or any amendments thereto be, and each hereby is, authorized to execute a power of attorney appointing Caroline L. Kraus, Joseph F. DiMaria, James A. McNamara and Robert Griffith, jointly and severally, as their attorneys-in-fact, each with power of substitution, for said Trustees and Officers in any and all capacities to sign the Registration Statements on Form N-2 and Form N-14 of each Fund and any and all amendments to such Registration Statements, and to file the same, with exhibits thereto, if any, and other documents in connection therewith, with the Securities and Exchange Commission and with other federal, state, foreign and quasi-governmental agencies and such other instruments related to compliance with certain of the federal securities laws and other applicable federal, state, foreign and quasi-governmental filings, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue thereof.

Dated: May 18, 2020

/s/ Caroline L. Kraus
Caroline L. Kraus
Secretary

EXHIBIT INDEX

(12)	Opinion of Dechert LLP supporting the tax matters and consequences to shareholders discussed in the Combined Proxy Statement/Prospectus